8.1
List of Parents and Subsidiaries of the Company

Reg Technologies Inc.
(a British Columbia corporation)

Rand Energy Group Inc.
(a British Columbia corporation)
(51% owned by Reg Technologies Inc.)

REGI U.S., Inc.
(an Oregon corporation)
(12.0% owned by Rand Energy Group Inc.)